UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number:  333-111435

JED Oil Inc. (Translation of registrant's name into English)

2200, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

On November 21, 2006 the registrant announced it had  received notice from JMG Exploration, Inc. (“JMG”) that JMG had decided not to pursue the previously announced  share exchange in which JMG would merge with a subsidiary of the registrant and common stock of JMG would be exchanged for common stock of the registrant.  The documents attached as Exhibit 99.1 and 99.2 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1 99.2	News Release dated November 21, 2006 Material Change Report dated November 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 21, 2006

JED Oil Inc.
(Registrant)

By:  signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.

General Counsel